UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1997
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                       --------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          100 Renaissance Center.
                                          Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
      -----------------------------------------------                --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          as of December 31, 1997 and 1996. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1997 and 1996. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
             as of December 31, 1997. . . . . . . . . . . . . . . . .  17
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1997. . . . . . . . . . . . . . .  19
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . .  20





                                  SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                                  for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 23, 1998                    By:
      -------------


                                               /s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                               President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 12, 1998

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1997 AND 1996

                                                     1997             1996
                                                  -----------     -----------

ASSETS:
Investments, at fair value:

   Value of Interest in General Motors Savings
     Plans Master Trust                          $68,367,643      $49,062,156
   Mutual Funds                                   58,596,085       35,425,308
   Fixed Income Fund                                 981,462        8,957,879
   Loans to participants                          11,881,273        9,001,970

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                    36,206,385       27,455,663
                                                 -----------       ----------

      Total assets                               176,032,848      129,902,976

LIABILITIES:
   Accounts payable                                   32,389                -
                                                 -----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS               $176,000,459     $129,902,976
                                                 ===========      ===========



Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                     1997             1996
                                                 -----------      -----------
ADDITIONS:
   Investment income:
     Net appreciation in
      fair value of investments                   $2,890,706       $1,777,384
     Dividends                                     3,611,523        2,449,584
     Interest                                      5,320,575        2,009,369
     Net investment income from the General
      Motors Savings Plans Master Trust           14,903,434        7,490,763
                                                  ----------        ---------

        Total investment income                   26,726,238       13,727,100

   Interest on loans                                 826,605          609,113

   Participants contributions:
     After tax                                     5,948,955        7,921,919
     Tax-deferred                                 19,320,150       19,271,548
     Rollover                                      1,210,933          710,252
                                                  ----------       ----------

        Total contributions                       26,480,038       27,903,719
                                                  ----------       ----------

     Total additions                              54,032,881       42,239,932

DEDUCTIONS:
   Benefits paid to participants                   7,935,398        4,614,535
   Forfeitures                                             -            1,764
                                                  ----------       ----------
        Total deductions                           7,935,398        4,616,299

NET INCREASE                                      46,097,483       37,623,633

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                             129,902,976       92,279,343
                                                 -----------      -----------

   End of year                                  $176,000,459     $129,902,976
                                                 ===========      ===========




Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                        NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members. General Motors Investment
Management Corporation acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

     Participation
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as contract or leased employees are not eligible to participate. Eligible Employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     Participant Contributions
     Participants may elect to contribute to the Plan in several ways:

     o Participants may contribute up to 20% of Eligible Earnings (25% effective January 1, 1998) on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 20% of Eligible Earnings (25% effective January 1, 1998), or $9,500 for the years ended 1997 and 1996, whichever is less, on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

     Description of Investment Options:

    General Motors Corporation Common Stock $1-2/3 Par Value - Under this option, participant's contributions are invested in General Motors common stock.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    Assets invested in the Common Stock Fund are expressed in terms of units rather than shares of stock. Each unit represents a proportionate interest in all of the assets of the Common Stock Fund. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit.

    Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of the GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such distribution was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

    Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held by the Master Trust will be invested in an income fund investment option prior to allocation to participant's accounts.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

    Equity Index Fund - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Balanced Fund - Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds, which utilized such financial instruments, is not considered significant to the Plan's financial statements.

    The above three options are included under the General Motors Savings Plans Master Trust (See Note F.)

    Income Fund - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The crediting interest rates, fund managers and contract value of the investment contracts at December 31, 1997 and 1996, respectively, were as follows:

         Interest Interest
         Rate     Rate
         as of    as of            Fund                Investment Contracts
         12/31/97 12/31/96        Manager               1997          1996
         --------  -----------------------------     ----------    ----------
           6.23%     6.23% Principal Mutual Life    $2,829,398     $2,663,481
           7.38%     7.38% Provident National        1,545,330      1,439,123
           6.86%        -  New York Life             4,776,638              -
           6.26%     6.36% John Hancock Mutual Life  5,629,486      3,292,389
           6.40%     6.20% John Hancock Mutual Life  7,695,835      7,236,957
           7.00      7.09% Metropolitan Life        13,729,698     12,823,713
                                                    ----------     ----------
                                                   $36,206,385    $27,455,663
                                                    ==========     ==========


    The contract value of the investment contracts approximates their fair value at December 31, 1997 and 1996. The average yield on investment contracts for the years ended December 31, 1997 and 1996 was 6.69% and 6.70%, respectively.

    In 1997 and 1996, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1997 and 1996, the fair value of such investments, considered as the Fixed Income Fund was $981,462 and $8,957,879, respectively.

    Mutual Funds - This option is comprised of four core option mutual funds and forty self directed account mutual funds managed by Fidelity Investments. (See Note C.) The core option mutual funds are Fidelity Magellan, Puritan, Contrafund and Asset Manager. Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Vesting

Participant contributions vest immediately. Saturn matched participant contributions made through January 1, 1992 and earnings thereon vest fully upon the attainment of 5 years of service, death, total and permanent disability or retirement.

Distributions

Participants may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the participants account exceeds $3,500 ($5,000 effective January 1, 1998). In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

There were no distributions payable to participants included in net assets available for benefits as of December 31, 1997 and 1996.

Transfers

Participants may transfer assets between Investment Options at any time, with certain limitations.

Loans

Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the Participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 1997 ranged from 6% to 9%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings will accrue to the assets liquidated for the loan. At December 31, 1997 and 1996 loans to participants were $11,881,273 and $9,001,970, respectively.

Termination of the Plan

Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the Administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described in Note A, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - Value of Interest in General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contracts - at contract value, which consists of cost plus accumulated interest.
       - Common/Collective Trust - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o  Securities transactions are recorded on the date the trades are executed.

    o Net appreciation in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

    o Certain costs of Plan administration are paid by Saturn.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1997 and 1996.


Investment Manager          Investment Type          1997           1996
--------------------    -----------------------  ------------   ------------

State Street Bank       Value of Interest in
  and Trust             General Motors Savings
                        Plans Master Trust       $68,367,643*   $49,062,156*


Fidelity                Magellan                  12,282,023*     7,397,544*
Fidelity                Puritan                    7,266,937      4,110,838
Fidelity                Contrafund                22,413,360*    14,870,776*
Fidelity                Asset Manager              2,103,341      1,334,359
Fidelity                Self-Directed Accounts    14,530,424**    7,711,791**
                                                  ----------     ----------
           Total mutual funds                     58,596,085     35,425,308
                                                  ----------     ----------
State Street Bank
  and Trust             Fixed Income Fund            981,462      8,957,879*

Loans to Participants   6% to 9%                  11,881,273*     9,001,970*
                                                  ----------      ---------

Principal Mutual Life   Investment Contract, 6.23% 2,829,398      2,663,481

Provident National      Investment Contract, 7.38% 1,545,330      1,439,123

New York Life           Investment Contract, 6.86% 4,776,638              -

John Hancock
  Mutual Life           Investment Contract, 6.26% 5,629,486      3,292,389

John Hancock
  Mutual Life           Investment Contract, 6.40% 7,695,835      7,236,957*
Metropolitan Life       Investment Contract, 7.00%13,729,698*    12,823,713*
                                                  ----------     ----------

           Total Guaranteed Investment Contracts  36,206,385     27,455,663
                                                  ----------     ----------

           TOTAL                                $176,032,848   $129,902,976
                                                 ===========    ===========
* Represents 5% or more of Plan assets.

** Represents the total of forty individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


D.  SHARE AND UNIT VALUES

All assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as at:

                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1997
GM $1-2/3 par value Common
    Stock Fund                      89,020  $145.830       80,370   $160.890
Raytheon Class A Common Stock Fund   7,088    89.890            -          -
Equity Index Fund                2,327,252    22.580    2,271,767     21.950
Balanced Fund                      133,685    16.370      127,725     16.490
Income Fund                      3,061,093    12.154    3,095,866     11.955


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1997
GM $1-2/3 par value Common
    Stock Fund                      94,233  $134.080       93,701   $139.390
Equity Index Fund                2,195,703    20.420    2,144,828     17.380
Balanced Fund                      121,565    15.620      112,588     14.300
Income Fund                      3,123,297    11.758    3,067,958     11.569


                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1996
GM $1-2/3 par value Common
    Stock Fund                      91,112  $134.180      105,779   $115.680
Equity Index Fund                2,088,235    16.930    1,975,129     15.620
Balanced Fund                      105,361    14.160       98,999     13.390
Income Fund                      3,191,539    11.399    2,872,363     11.223


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1996
GM $1-2/3 par value Common
    Stock Fund                      95,053  $126.040       96,615   $128.230
Equity Index Fund                1,898,458    15.150    1,794,820     14.500
Balanced Fund                      107,352    13.090       91,657     12.770
Income Fund                      2,768,409    11.045    2,799,091     10.875

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Contributions, investment income, benefits paid to participants, and interfund trust transfers by fund are as follows for the years ended December 31, 1997 and 1996:
                                                   1997              1996
Employee Contributions:

GM $1-2/3 par value Common Stock Fund          $1,749,313        $2,412,777
Raytheon Class A Common Stock Fund                      -                 -
Equity Index Fund                               5,955,223         5,910,740
Balanced Fund                                     454,195           412,489
Income Fund                                     7,874,553         9,634,081
Fidelity Magellan Fund                          2,078,899         2,325,869
Fidelity Puritan Fund                           1,549,362         1,189,508
Fidelity Contrafund                             4,270,360         3,875,123
Fidelity Asset Manager                            499,599           453,173
Self-Directed Accounts                          2,048,534         1,689,959
                                               ----------        ----------
                                              $26,480,038       $27,903,719
                                               ==========        ==========
Investment Income:

GM $1-2/3 par value Common Stock Fund          $1,553,382        $1,219,997
Raytheon Class A Common Stock Fund                650,294                 -
Equity Index Fund                              12,402,775         6,105,254
Balanced Fund                                     269,868           165,512
Income Fund                                     2,382,141         1,999,337
Fidelity Magellan Fund                          2,222,014           717,617
Fidelity Puritan Fund                           1,146,847           441,005
Fidelity Contrafund                             3,899,195         2,150,903
Fidelity Asset Manager                            356,344           130,424
Self-Directed Accounts                          1,843,378           797,051
                                               ----------        ----------
                                              $26,726,238       $13,727,100
                                               ==========        ==========
Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $835,935          $628,916
Raytheon Class A Common Stock Fund                    375                 -
Equity Index Fund                               2,247,507         1,094,228
Balanced Fund                                      52,813            31,424
Income Fund                                     3,188,370         2,127,609
Fidelity Magellan Fund                            450,715           233,529
Fidelity Puritan Fund                             234,902            81,868
Fidelity Contrafund                               631,876           327,024
Fidelity Asset Manager                             84,345            34,371
Self-Directed Accounts                            208,560            55,566
                                               ----------        ----------
                                               $7,935,398        $4,614,535
                                               ==========        ==========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Interfund Trust Transfers:

GM $1-2/3 par value Common Stock Fund         $(1,466,531)      $(3,190,673)
Raytheon Class A Common Stock Fund                (14,627)                -
Equity Index Fund                               1,860,888           895,526
Balanced Fund                                      65,258           (42,687)
Income Fund                                    (5,623,460)       (3,857,033)
Fidelity Magellan Fund                          1,240,057          (255,636)
Fidelity Puritan Fund                             764,578           639,644
Fidelity Contrafund                               604,630         3,512,359
Fidelity Asset Manager                            (27,709)           89,991
Self-Directed Accounts                          2,596,916         2,208,509
                                                ---------         ---------
                                               $        -        $        -
                                                =========         =========
F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings - Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   Saturn Personal Choices Savings Plan for Non-Represented Members

The Master Trust is composed of six master trust investment options: the GM $1-2/3 Value Common Stock Fund, the Raytheon Class A Common Stock Fund, GM Class H, $.10 Par Value Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options that are available under the Plan is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of the applicable master trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1997 and 1996:

                                                   1997           1996

Value of interest in Master Trust               $68,367,643  $49,062,156
                                                ----------   -----------
Percentage of total Master Trust                      0.80%        0.66%
                                                ----------   -----------
Value of interest in the net investment
  income from Master Trust accounts             $14,903,434   $7,490,763
                                                ----------    ----------
Percentage of total Master Trust net
  investment gain                                     0.81%        1.05%
                                                ----------    ----------

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


The net assets available for benefits of all participating plans in the Master Trust at December 31, 1997 and 1996 are summarized in thousands as follows:

                                                   1997          1996
ASSETS
    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value        $4,219,576   $4,237,497
          General Motors Class H, $0.10 par value   225,418      389,506
          EDS Common Stock Fund                     460,532      632,206
          Raytheon Class A Common Stock Fund        360,087            -
          Other Corporate                            15,110       12,440
       U.S. Government Securities                     2,913        1,875
       Common/Collective Trust                    3,167,494    2,063,946
       Cash                                          51,835       79,952
                                                  ---------    ---------
          Total investments                       8,502,965    7,417,422

    Receivables:
       Due from broker for investments sold           2,664        2,081
       Accrued investment income                      4,791        1,633
                                                  ---------    ---------

          Total receivables                           7,455        3,714
                                                  ---------    ---------

          Total assets                            8,510,420    7,421,136
                                                  ---------    ---------
LIABILITIES:
    Due to broker for securities purchased           (8,553)         (49)
                                                  ---------    ---------

Net assets available for benefits                $8,501,867   $7,421,087
                                                  =========    =========

The net investment income of all participating plans in the Master Trust for the years ended December 31, 1997 and 1996 is summarized in thousands as follows:

Interest                                             $4,273       $5,651
Dividends                                           148,332      145,877
Stock dividend                                      314,280            -
Net appreciation in fair value of investments:
    Common stocks                                   658,340      192,900
    U.S. Government securities                          303           78
    Common and collective trusts                    703,360      365,828
    Registered investment company                     8,321        6,410
                                                   --------    ---------
       Total net appreciation in fair value
          of investments                          1,370,324      565,216
                                                  ---------    ---------
       Total investment income                   $1,837,209     $716,744
                                                  =========    =========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Concluded

G.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under Section 501(a) of the Code.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.

                                 * * * * * *





                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AS OF DECEMBER 31, 1997

Column A    Column B          Column C                           Column D     Column E
---------   ----------------  --------------------------------   ----------   -----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                          Current
            Similar Party     Description of Investment             Cost         Value
---------   ----------------  --------------------------------   ----------   -----------

     *     State Street Bank  Value of Interest in General Motors
             and Trust          Savings Plans Master Trust      $62,037,044   $68,367,643

     *     State Street Bank  Fixed Income Fund
             and Trust                                              966,132       981,462
                              Mutual Funds:
           Fidelity             Magellan                         10,932,695    12,282,023
           Fidelity             Puritan                           6,733,402     7,266,937
           Fidelity             Contrafund                       21,159,219    22,413,360
           Fidelity             Asset Manager                     2,103,275     2,103,341
           Fidelity              Capital Appreciation                77,238        72,877
           Fidelity             Retirement Growth                   108,320       103,901
           Fidelity              Value                              958,221       949,525
           Fidelity              Small Cap Stock                    161,786       170,277
           Fidelity              Fifty                               72,344        74,044
           Fidelity              OTC Portfolio                      317,771       310,654
           Fidelity              Emerging Growth                     49,960        43,291
           Fidelity              Stock Selector                     298,726       318,230
           Fidelity              Disciplined Equity                 169,533       180,897
           Fidelity              Growth Company                     533,881       556,269
           Fidelity              Dividend Growth                  1,082,192     1,162,315
           Fidelity              Trend                               37,325        34,527
           Fidelity              Blue Chip Growth                 2,392,965     2,725,706
           Fidelity              Fund                               356,775       393,090
           Fidelity              Growth & Income                    153,564       151,252
           Fidelity              International Equity Income        438,396       475,640
           Fidelity              Equity Income II                 1,083,573     1,186,009
           Fidelity              Real Estate Investment             230,918       246,949
           Fidelity              Utilities                           53,476        56,191
           Fidelity              Worldwide                          274,177       268,142
           Fidelity              Canada                              37,720        34,843
           Fidelity              Diversified International          257,005       269,247
           Fidelity              Pacific Basin                       62,432        51,728
           Fidelity              Growth & Income                  1,505,152     1,723,645
           Fidelity              Europe                             297,011       312,793
           Fidelity              Overseas                           410,980       418,101
           Fidelity              Asset Manager Growth               106,799       113,029
           Fidelity              Convertible Securities              40,642        40,380
           Fidelity              Balanced                             4,464         4,610
           Fidelity              Global Bond                         12,360        11,751
           Fidelity              Investment Grade                    18,967        19,317
           Fidelity              Government Securities               68,774        70,890
           Fidelity              Freedom Income                       3,047         3,082
           Fidelity              Freedom 2000                         2,000         1,938
           Fidelity              Freedom 2010                        25,587        26,174
           Fidelity              Freedom 2020                       170,108       184,870
           Fidelity              Freedom 2030                        28,379        28,162
           Fidelity              Latin America                       11,367        12,167




                                          - 17 -

                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1997 - Concluded


Column A    Column B          Column C                           Column D    Column E
---------   ----------------  --------------------------------   ----------  -----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                          Current
            Similar Party     Description of Investment             Cost         Value
---------  ----------------      ------------------------------------------  ------------

           Fidelity              Emerging Markets               $     9,488   $     6,163
           Fidelity              Mid Cap Stock                      149,611       146,292
           Fidelity              Low Priced Stock                   542,818       563,211
           Fidelity              Export & Multinational              88,063        77,688
     *     State Street Bank
             and Trust           Money Market                       930,557       930,557
                                                                 ----------    ----------

                                  Total Mutual Funds            $54,563,063   $58,596,085
                                                                 ----------    ----------

                              Loan Fund 6 - 9%                   11,881,273    11,881,273

           Principal Mutual
             Life             Investment Contract, 6.23%          2,829,398     2,829,398
           Provident National Investment Contract, 7.38%          1,545,330     1,545,330
           New York Life      Investment Contract, 6.86%          4,776,638     4,776,638
           John Hancock
             Mutual Life      Investment Contract, 6.26%          5,629,486     5,629,486
           John Hancock
             Mutual Life      Investment Contract, 6.40%          7,695,835     7,695,835
     *     Metropolitan Life  Investment Contract, 7.00%         13,729,698    13,729,698
                                                                 ----------    ----------

                                Total Guaranteed Investment
                                  Contracts                      36,206,385    36,206,385
                                                                 ----------    ----------
Total Assets Held for Investment                               $165,653,897  $176,032,848
                                                                ===========   ===========


* Indicates party-in-interest





















                                          - 18 -

                                     SATURN INDIVIDUAL SAVINGS PLAN
                                         FOR REPRESENTED MEMBERS

                              ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1997
                          SERIES OF TRANSACTIONS IN EXCESS OF 5% OF NET ASSETS


Column A               Column B      Column C    Column D   Column E   Column F   Column G    Column H    Column I
---------------   ----------------- ----------  ----------  -------- ----------- ----------  ----------  ---------
                                                                       Expense                 Current
                                                                       Incurred                Value of
  Identity of                         Purchase    Selling    Lease       With     Cost of      Asset on   Net Gain
  Party/Broker       Description       Price       Price     Rental  Transaction    Asset    Trans. Date   (Loss)
---------------   ----------------- ----------  ----------  -------- ----------- ----------  ----------- ---------

State Street Bank  Fixed Income    $23,239,725           -       -            - $23,239,725  $23,239,725        -
and Trust          Fund                      -  15,263,212       -            -  15,263,212   15,263,212        -

Fidelity           Magellan          7,400,728           -       -            -   7,400,728    7,400,728        -
                                             -   3,977,558       -            -   3,865,579    3,977,558  111,979

Fidelity           Contrafund       12,902,719           -       -            -  12,902,719   12,902,719        -
                                             -   7,043,703       -            -   6,614,277    7,043,703  429,426

                   Loan Fund         7,952,093           -       -            -   7,952,093    7,952,093        -
                   6 - 9%                    -   5,015,003       -            -   5,015,003    5,015,003        -
                                    ----------  ----------   -----   ----------  ----------   ----------  --------

                                   $51,495,265 $31,299,476  $    -  $         - $82,253,336  $82,794,741 $541,405
                                    ==========  ==========   =====   ==========  ==========   ==========  ========

There are no single reportable transactions that reach the 5% of beginning net assets criteria.




                                                 - 19 -